

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Christopher Ferris
President and CEO
FB Bancorp, Inc.
353 Carondelet Street
New Orleans, Louisiana 70130

> **Re: FB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2024**
> **File No. 333-277630**

Dear Christopher Ferris:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note your disclosure on the cover page of the Prospectus Supplement, which indicates that the trustee of the 401(k) Plan may purchase up to 3,179,835 shares of FB Bancorp common stock in the stock offering. We also note your disclosure on page 1 of the Prospectus Supplement that the 401(k) Plan may acquire up to 21,798,350 shares. Please revise your disclosure to consistently disclose the number of shares which may be acquired by the 401(k) Plan.

2.   We note that Fidelity Bank 401(k) Plan is offering participation interests of up to 3,179,835 shares of FB Bancorp common stock. Please include Fidelity Bank 401(k) Plan on the cover page as a co-registrant.

3.   Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.

Prospectus Summary

How We Determined the Offering Range, page 3

4. In the first paragraph on page 4, please disclose the market value adjustments that are referenced in the first paragraph on page 94. On page 94, provide an expanded discussion of the reasons for each market value adjustment as discussed in Part 4 of the Appraisal Report.

Risk Factors

The geographic concentration of our loan portfolio, page 13

5. Briefly describe the current economic conditions in your market area including the trend in real estate values.

Historical and Pro Forma Regulatory Capital Compliance, page 33

6. We note your disclosure of pro forma equity capital and regulatory capital of Fidelity Bank. Further, you state that the table assumes the receipt by Fidelity Bank from FB Bancorp of $124.7 million, $147.0 million, $169.3 million and $194.9 million at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, which is 100% of the estimated net proceeds. However, the reconciliation at the bottom of the table and other disclosures in your filing state that Fidelity Bank will receive 50% of net proceeds. Please revise your filing to consistently disclose the allocation of proceeds from the offering to be transferred to Fidelity Bank.

Comparison of Financial Condition at December 31, 2023 and December 31, 2022
Interest-Bearing Liabilities, page 42

7. Please revise your filing to rename this section and related discussion to "interest-bearing deposits at other financial institutions" rather than "interest-bearing liabilities."

Management's Discussion and Analysis
Management of Market Risk, page 46

8. We note your disclosure here that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below each table on page 47 were within the limits of such policies and guidelines. Finally, tell us with a view toward disclosure whether you have an Asset Liability Committee or other committee responsible for evaluating interest rate risk and if so, how such committee works with the board.

Lending Activities
Commercial Real Estate Loans, page 54

9. We note the statement on page 2 that in recent years you have increased your originations of "higher yielding commercial real estate loans" and that you "intend to continue that focus after the conversion and stock offering." We also note disclosure on page 54 indicating that your CRE portfolio is comprised primarily of retail and office loans. Please revise to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an investor's understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

10. Additionally, we note the statement on page 2 that you have increased your CRE portfolio "at a managed pace consistent with what [you] believe to be conservative underwriting standards." Please revise to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.

11. We also note disclosure on page F-25 that $133.9 million of your CRE loans totaling $206.3 million as of December 31, 2023 are classified as "revolving." Please tell us and revise your filing to disclose the typical terms and features of your CRE loans, with separate discussion of those CRE loans considered revolving from those CRE loans not considered revolving. Additionally, we note your disclosure on page F-38 of outstanding commitments to extend credit. Please tell us and revise your filing to disclose what amount, if any, of your commitments for "revolving lines of credit and other" relate to revolving CRE loans.

Business of Fidelity Bank
Delinquencies, Classified Assets and Non-Performing Assets, page 57

12. We note your disclosure on page 57 that you had no real estate acquired as a result of foreclosure or by deed in lieu of foreclosure at December 31, 2023. We also note your disclosure on page 54 of $815,000 in other real estate owned at December 31, 2023. Please revise your disclosure on page 57 to consistently disclose your real estate acquired as a result of foreclosure.

Employee Stock Ownership Plan, page 85

13. We note your disclosure here that, "The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, 8.0% of the total number of shares of FB Bancorp common stock sold in the conversion." Please file the plan as an exhibit to this registration statement.

Financial Statements of Fidelity Bank
5. Goodwill, page F-31

14.   We note your disclosure of $5.7 million of goodwill attributed to your acquisition of NOLA Lending Group ("NOLA") in January 2014. We also note disclosure on page 50 that NOLA originates, primarily for resale, all of your residential mortgages. Please confirm whether NOLA comprises your mortgage banking segment disclosed on page F-43. If so, and noting mortgage banking segment losses totaling $3.2 million and $5.1 million for fiscal years ended December 31, 2023 and December 31, 2022, respectively, please tell us in detail the annual impairment test performed during the fiscal year ended December 31, 2023, which indicated no goodwill impairment was required as disclosed on page F-13. Please refer to ASC 350-20-35-3 and ASC 350-20-35-3C.

16. Segment Information, page F-43

15.   Please revise your filing to disclose a reconciliation of the total reportable segments' amounts for each significant item you disclose in your table to the corresponding consolidated amounts in your financial statements as required by ASC 280-10-50-30 and 50-31. Additionally, please also revise your filing to provide the disclosures required by ASC 280-10-50-21.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Thomas P. Hutton